2006 – 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing June 15 through July 17, 2006

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands
This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2006 and a copy of each of following press releases entitled:
–	“Philips to acquire Intermagnetics, the world’s leading MRI components and accessories manufacturer”, dated June 15, 2006;

–	“Philips aims for minority position in Semiconductors in 2006”, dated June 21, 2006;

–	“Philips acquires Power Sentry, a leading U.S. electronics peripherals & accessories supplier”, dated July 3, 2006;

–	“Philips announces divestment of High Tech Plastics Tooling”, dated July 4, 2006;

–	“Philips acquires Bodine, a leading player in emergency lighting sector”, dated July 7, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of July 2006.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President, Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer, Member of the Board of Management)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Users are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models. The models that are used are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Report on the performance of the Philips Group

–	all amounts in millions of euros unless otherwise stated; data included are unaudited

–	financial reporting according to US GAAP unless otherwise stated

–	restated for the sale of the MDS business
Philips reports strong second quarter: sales up 10% year-on-year; net income of EUR 301 million
EBIT for the quarter increased to EUR 367 million
Sales increased strongly in the second quarter to EUR 7,601 million, 10% above Q2 2005. Adjusted for the effects of currency movements and consolidation changes, comparable sales increased by 11%, driven by strong growth in all operating divisions.
EBIT amounted to EUR 367 million, compared to EUR 158 million in the same period of last year. Medical Systems, Lighting and DAP all delivered strong increases in profitability, as did Semiconductors, benefiting from its business renewal program. In difficult market conditions, the EBIT of Consumer Electronics held up. Brand campaign costs were EUR 47 million lower than in Q2 2005 due to an amended seasonal spend pattern.
Financial income and expenses resulted in income of EUR 127 million, compared to an expense of EUR 57 million in Q2 2005. The improvement is due to the recognition of a TSMC cash dividend of EUR 223 million, net of tax.
Unconsolidated companies recorded a loss of EUR 105 million, EUR 85 million of which was attributable to LG.Philips LCD, compared to a profit of EUR 822 million in Q2 2005. Last year’s figure included a gain of EUR 753 million on the sale of NAVTEQ shares, as well as income of EUR 67 million from TSMC.
Net income of EUR 301 million (EUR 0.26 per share) compared to EUR 983 million (EUR 0.78 per share) in the corresponding period of 2005. Excluding last year’s non-taxable gain of EUR 753 million attributable to the sale of shares in NAVTEQ, net income grew over 30% in the quarter.
Cash inflow from operating activities increased to EUR 300 million, compared to EUR 52 million in Q2 2005, due to lower additional working capital requirements. Inventories as a percentage of sales amounted to 12.2%, a decrease of 1.2 percentage points compared to Q2 2005.

Gerard Kleisterlee,
Philips’ President and CEO:
“We had an excellent second quarter to round off a good first half year. Our transformation into a market-driven healthcare, lifestyle and technology company starts to show its merits, with strong profit contributions from Medical Systems, Lighting and DAP. Our CE business model is showing its robustness in difficult conditions for the industry and Semiconductors is delivering the expected benefits of its business renewal program. We continued to expand our presence in the growing healthcare market, announcing our intention to acquire Intermagnetics General Corporation and Avent Holdings, while disposing of more non-core activities during the quarter. Going forward, our increasingly focused business scope will serve as an asset.
Continuing our consistent focus on shareholder value, we are pleased to announce the launch of a further EUR 1.5 billion share repurchase program, to start in the third quarter.”

Philips Group

Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q2	Q2
	2005	2006
Sales	6,927	7,601

EBIT	158	367
as a % of sales	2.3	4.8
Financial income and expenses	(57)	127
Income taxes	83	(98)
Results unconsolidated companies	822	(105)
Minority interests	(12)	(19)

Income from continuing operations	994	272
Discontinued operations	(11)	29

Net income	983	301

Per common share — basic	0.78	0.26

     Net income
•	Net income amounted to EUR 301 million (EUR 0.26 per share), compared to EUR 983 million (EUR 0.78 per share) in the same period last year. The EUR 209 million increase in EBIT and the recognition of TSMC cash dividends of EUR 223 million only partly offset the EUR 927 million lower results from unconsolidated companies.

•	Q2 2005 included a EUR 753 million gain on the sale of shares in NAVTEQ and a EUR 109 million gain relating to a final agreement on prior-years tax settlements.

•	A gain of EUR 29 million was reported under discontinued operations on closure of the MDS transaction.
Sales by sector
in millions of euros unless otherwise stated

	Q2	Q2	% change
	2005	2006	nominal	comparable
Medical Systems	1,498	1,630	9	9
DAP	461	572	24	13
CE	2,259	2,484	10	17
Lighting	1,116	1,296	16	9
Semiconductors	1,088	1,221	12	12
Other Activities	505	398	(21)	(10)

Philips Group	6,927	7,601	10	11

     Sales by sector
•	Nominal sales for the Group grew by 10% compared to Q2 2005. Adjusted for the 1% downward effect of currency and consolidation changes, comparable growth was 11%. All divisions posted year-on-year growth except Other Activities.

•	Medical Systems posted 9% year-on-year comparable growth driven by the majority of its businesses. DAP grew in all businesses, reporting 13% year-on-year comparable growth. At CE, growth was driven by strong flat display sales in Connected Displays. At Lighting, comparable growth was evident across the division, notably at Automotive, Special Lighting & UHP and Lighting Electronics. Semiconductors’ 12% comparable growth was led by Automotive & Identification. Other Activities’ comparable sales decline was mainly due to Optical Storage.
Sales per region
in millions of euros unless otherwise stated

	Q2	Q2	% change
	2005	2006	nominal	comparable
Europe/Africa	2,757	3,085	12	16
North America	1,817	1,956	8	7
Latin America	461	552	20	16
Asia Pacific	1,892	2,008	6	6

Philips Group	6,927	7,601	10	11

     Sales by region
•	In Europe/Africa, comparable sales increased in all main divisions. In North America, Semiconductors, Lighting and DAP were the main drivers of the growth. Consumer Electronics led the sales increase in Latin America. In Asia Pacific, growth was most marked at Medical Systems, DAP and Lighting.

EBIT

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Medical Systems	157	199
DAP	44	66
CE	62	45
Lighting	120	158
Semiconductors	27	120
Other Activities	(60)	(57)
Unallocated	(192)	(164)

Philips Group	158	367
as a % of sales	2.3	4.8

     Earnings before interest and tax (EBIT)
•	Earnings before interest and tax were EUR 367 million, compared to EUR 158 million in Q2 2005, the improvement being led by Medical Systems, Lighting and Semiconductors.

•	Medical Systems’ EBIT improved thanks to higher sales, particularly in Computed Tomography, Nuclear Medicine and X-ray, coupled with improved operational performance.

•	At DAP, EBIT improved in all main businesses, driven by sales growth and increased margins.

•	At CE, the impact of additional price pressure driven by market oversupply in flat displays was largely cushioned by the division’s business model, limiting the EBIT decline to EUR 17 million.

•	At Lighting, EBIT improved by EUR 38 million year-over-year, thanks to Lumileds and increased sales across all other businesses.

•	Semiconductors’ earnings improved strongly, on the back of higher sales in all businesses, increased capacity utilization and lower costs as a result of its business renewal program.

•	Other Activities’ EBIT was in line with Q2 2005 as improvements in Corporate Investments were offset by lower earnings in Corporate Technologies.

•	EBIT of Unallocated improved, primarily as a result of a EUR 47 million lower spend on the brand campaign. This reduction was caused by an amended seasonal spend pattern compared to 2005.

Financial income and expenses

in millions of euros	Q2	Q2
	2005	2006
Interest expenses (net)	(57)	(67)

Other	—	194

Total	(57)	127

     Financial income and expenses
•	Other financial income and expenses included a cash dividend from TSMC of EUR 223 million, net of tax, and a fair-value loss of EUR 32 million on the revaluation of the option on the TPV convertible bond, offsetting gains recorded in Q1 2006.
Results unconsolidated companies

in millions of euros	Q2	Q2
	2005	2006
TSMC	67	—

LG.Philips LCD	10	(85)

NAVTEQ: gain on sale of shares	753	—

Others	(8)	(20)

Total	822	(105)

     Results relating to unconsolidated companies
•	Results relating to unconsolidated companies decreased by EUR 927 million compared to Q2 2005, which was positively impacted by the EUR 753 million gain on the sale of shares in NAVTEQ. The remainder of the decrease was attributable to the change in accounting treatment of TSMC (result of EUR 67 million in Q2 2005) and the EUR 95 million lower income from LG.Philips LCD.

Cash balance

in millions of euros	Q2	Q2
	2005	2006
Beginning balance	3,210	3,389

Net cash from operating activities	52	300
Gross capital expenditures	(219)	(255)
Acquisitions/divestments	920	(183)
Other cash from investing activities	(11)	(80)
Dividend paid	(504)	(523)
Changes in debt/other	(426)	(103)
Cash provided by discontinued operations	(17)	(7)

Ending balance	3,005	2,538

     Cash balance
•	The cash balance decreased by EUR 851 million in Q2 2006, compared to a decrease of EUR 205 million in Q2 2005; the latter included EUR 932 million proceeds from the sale of NAVTEQ shares.

•	The main cash outflows in the quarter were EUR 523 million for dividend payments, EUR 118 million for share repurchases related to employee stock options and EUR 105 million for the purchase of Witt Biomedical Inc.
Cash flows from operating activities
     Cash flows from operating activities
•	Cash flows from operating activities improved by EUR 248 million compared to Q2 2005, driven by lower additional requirements for working capital.

•	The improvements in working capital centered on Consumer Electronics (mainly accounts receivable and inventories), DAP and Medical Systems.
Gross capital expenditures
     Gross capital expenditures
•	Gross capital expenditures were EUR 36 million higher than in Q2 2005, in line with expectations. The additional expenditure was evident in most divisions, notably further investments in Lamps and Lumileds within the Lighting division.

Inventories as a % of sales
     Inventories
•	Net inventories as a percentage of MAT sales decreased from 13.4% in Q2 2005 to 12.2%. The reduction was visible in DAP, Semiconductors, Medical Systems and CE, where the business model ensured tight inventory management despite market oversupply of flat displays.
Net debt and group equity
     Net debt and group equity
•	The net debt to group equity ratio remained in line with Q2 2005 but increased relative to Q1 2006 as a result of the cash outflow for acquisitions and dividends.

•	Group equity increased by EUR 4,302 million compared to Q2 2005, primarily due to the change in accounting treatment of TSMC. In the quarter, group equity decreased by EUR 964 million, mainly as a result of a decline in the value of Philips’ shareholding in TSMC.
Number of employees (FTEs)
     Employment
•	The number of employees at the end of Q2 2006 was 158,344 compared to 159,709 at the end of Q2 2005. The net decrease compared to Q2 2005 represents the effect of acquisitions, including Lumileds and Lifeline, offset by employee reductions related to the TPV deal as well as the ongoing divestment of businesses within Other Activities. The sequential reduction of 3,154 is mainly due to the divestment of several businesses within Corporate Investments, including MDS.

Medical Systems
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	1,498	1,630
Sales growth
% nominal	5	9
% comparable	6	9

EBIT	157	199
as a % of sales	10.5	12.2

Net operating capital (NOC)	3,287	3,387

Number of employees (FTEs)	30,965	31,261

Sales
EBIT
     Business highlights
•	Philips announced plans to acquire Intermagnetics General Corporation for approximately EUR 1 billion. The company is a leading manufacturer of superconducting magnets and radio-frequency coils for magnetic resonance imaging systems.
•	In Singapore, Philips opened a EUR 12 million training facility for healthcare professionals and customers – the first of its kind in the region.
•	In the US, Philips signed 16 iSite PACS (picture archiving and communication systems) contracts, three of which were with leading healthcare organizations – Philadelphia’s Thomas Jefferson University Hospital, Seattle’s Group Health Cooperative, and New York’s Saint Vincent Catholic Medical Centers, doubling iSite’s order intake compared to Q1.
     Financial performance
•	Currency-comparable order intake for equipment grew by 2% compared to Q2 2005. Growth in Magnetic Resonance was partially offset by declines in Nuclear Medicine and Monitoring Systems. Healthcare Informatics grew strongly thanks to orders for iSite PACS.
•	Comparable sales grew 9% compared to Q2 2005, driven by almost all businesses. Double-digit growth was visible in Computed Tomography, Nuclear Medicine (higher sales in PET/CT) and X-ray (FD systems in CV X-ray). All regions contributed to the 9% growth, especially Asia Pacific (19%).
•	Witt Biomedical was fully consolidated as of April 2006, posting a loss of EUR 4 million due wholly to EUR 6 million purchase-accounting-related costs.
•	EBIT margin increased by 1.7% compared to Q2 2005 as a result of structural improvements in operating efficiencies, unusually strong sales in Computed Tomography and a release of provisions of approximately EUR 10 million.
     Looking ahead
•	High-single-digit comparable sales growth is expected in 2006.

•	Medical Systems expects that EBIT margin in the second half of the year will show an improvement compared to 2005.

•	For planning purposes, we are assuming that completion of the Intermagnetics acquisition will take place in Q4 2006. Purchase-accounting and one-time acquisition-related charges of approximately EUR 85 million are anticipated on completion.

Domestic Appliances and Personal Care
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	461	572
Sales growth
% nominal	1	24
% comparable	1	13

EBIT	44	66
as a % of sales	9.5	11.5

Net operating capital (NOC)	511	1,071

Number of employees (FTEs)	8,510	9,515

Sales
EBIT
     Consumer Healthcare Solutions
•	To further develop its activities in the Consumer Health & Wellness space, Philips announced the set-up of a Consumer Healthcare Solutions business to target, through non-retail channels, the growing market for cost-effective monitoring, treatment and care outside the hospital environment. Retail channels will continue to be served by the Health & Wellness business.
     Business highlights
•	Philips announced it will buy Avent Holdings Ltd. — a baby and infant feeding products company — for GBP 460 million to further build up its health & wellness activities.
•	Leading lifestyle magazine Men’s Health named SmartTouch-XL “Best New Electric Razor” and Bodygroom “Best New Body Tool” as the first trimmer for ‘below-the-belt’ shaving.
•	In France, Philips launched the Wardrobe Care Solution, with a 3-in-1 ironing board, powerful iron, steamer and garment refresher. The product will be rolled out in Europe this fall.
•	Philips and Sara Lee launched their Senseo® coffee pod system in Shanghai, the first market introduction in China and Asia Pacific.
     Financial performance
•	Sales grew 13% on a comparable basis compared with Q2 2005, with the improvement visible across all businesses. On a regional basis, growth was strong in Central/Eastern Europe, China and Western Europe.

•	EBIT improved by EUR 22 million compared to Q2 2005; the improvement was visible in all businesses except Health & Wellness, which continued to invest in business development. EBITA improved by EUR 26 million compared to Q2 2005.

•	In Q2, the new Consumer Healthcare Solutions (CHS) business posted sales of EUR 40 million, the majority of which were attributable to Lifeline Systems. CHS posted a EUR 1 million loss, due to investments in innovation and amortization charges of EUR 6 million.

•	The increase in net operating capital and employee numbers is attributable to the acquisition of Lifeline in Q1.
     Looking ahead
•	The acquisition of Avent Holdings will be completed in Q3.

Consumer Electronics
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	2,259	2,484
Sales growth
% nominal	(1)	10
% comparable	(2)	17

EBIT	62	45
as a % of sales	2.7	1.8

Net operating capital (NOC)	232	5

Number of employees (FTEs)	16,746	14,677

Sales
EBIT
     Business highlights
•	Marking the 10th year since Philips introduced flat TVs, its 2006 Ambilight Full Surround Cineos FlatTV launch demonstrates Philips’ ongoing leadership in TV innovation.
•	Philips acquired Power Sentry — a leading U.S. supplier to the growing and profitable peripherals & accessories market.
•	The range of Philips amBX™ PC peripherals, offering ambient light, sound and sensory effects for unrivalled gaming experiences, was named “Editors Choice” at the 2006 Electronic Entertainment Expo in Los Angeles.
•	In Europe, Philips launched its new Skype™ and Windows Live Messenger™ voice-over-internet cordless phones.
•	Philips launched its Personal Media Center, a portable entertainment device with recording and photo capabilities.
     Financial performance
•	Sales of EUR 2,484 million were up 10% on Q2 2005 in nominal terms, and 17% on a comparable basis. Growth was particularly visible in Connected Displays, driven by the accelerated transition from CRT to Flat TV. Peripherals and Accessories also posted a significant 19% comparable sales increase. Regionally, double-digit growth was evident in Europe and Latin America.
•	Against the background of oversupply and heavy price pressure in the flat displays market, the division posted EBIT of EUR 45 million, underscoring the effectiveness of its business model.
•	Net operating capital of EUR 5 million was EUR 227 million lower than Q2 2005 due to tight inventory management and further progress with the division’s outsourcing-driven asset reduction program.
     Looking ahead
•	Sales growth is expected to ease in Q3 as the speed of transition to Flat TV decelerates.
•	Margins are expected to remain under pressure as competitors and retailers clear their pipeline stock.

Lighting
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	1,116	1,296
Sales growth
% nominal	3	16
% comparable	4	9

EBIT	120	158
as a % of sales	10.8	12.2

Net operating capital (NOC)	1,702	2,652

Number of employees (FTEs)	42,977	46,652

Sales
EBIT
     Business highlights
•	Philips entered the emergency lighting market by acquiring The Bodine Company — a U.S.-based lighting manufacturer.
•	For the 2006 FIFA World CupTM, Philips lit up the German government Reichstag building in Berlin and provided floodlighting at 8 of the 12 stadiums.
•	Philips and German company Novaled set a new lifetime and efficiency record for OLEDs (organic light-emitting diodes), developing a high-brightness white OLED lasting over 20,000 hours and emitting light equal to 1000 candles/m2.
•	At the Light + Building Fair in Frankfurt, Philips continued to shape the market in solid-state lighting, introducing a range of LED-based luminaires for applications ranging from city beautification and road lighting to shop and office lighting.
•	Marking Queen Elizabeth II’s 80th birthday, Philips created a permanent lighting installation for the facade of London’s Buckingham Palace, which included energy-efficient, compact LUXEON® LEDs lasting 25 years.
     Financial performance
•	Sales amounted to EUR 1,296 million, representing 9% comparable growth compared to Q2 2005. The Lumileds consolidation boosted nominal sales by a further 7%.
•	Sales were particularly buoyant in Asia Pacific, with 13% comparable growth.
•	All businesses grew above the market average, leading to market share gains. Driven by strong UHP growth, Automotive, Special Lighting & UHP posted 15% sales growth. Lumileds’ sales were 22% above the already high Q2 2005 level in USD terms, in line with the 25% comparable growth target for the full year.
•	The division recognized an ongoing amortization charge of EUR 8 million related to the acquisition of Lumileds.
•	The EBIT increase was driven by Lumileds and the higher level of sales.
     Looking ahead
•	Lumileds is well on track to meet its targets in terms of growth and profitability.
•	The division will continue to launch innovative products and to focus on emerging markets.

Semiconductors
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	1,088	1,221
Sales growth
% nominal	(6)	12
% comparable	(6)	12

EBIT	27	120
as a % of sales	2.5	9.8

Net operating capital (NOC)	2,629	2,226

Number of employees (FTEs)	35,682	36,996

Sales
EBIT
     Business highlights
•	The French government selected Philips’ contactless SmartMX chips for its new electronic passports, bringing the total share of the world’s e-passports won by Philips to 80%.
•	Philips introduced the world’s first single-chip solution to combine immobilization and remote keyless entry functions. The chip is now being used in the new Honda Civic.
•	Philips, Nokia, RMV and Vodafone started the first commercial application of Near Field Communication for secure payment and ticketing on Hanau, Germany’s public transport system.
•	Haier, one of China’s top three handset manufacturers, selected Philips’ Ultra Low Cost Reference Phone platform based on the Nexperia cellular system solution 5128 to create a low-cost handset for mass production in China.
•	Dell selected the Nexperia TV810 semiconductor reference design for its 26-inch digital LCD HD TV. The design offers high picture quality and easy audio/video and PC hook-ups.
     Financial performance
•	Sales increased by 12% on both a nominal and a comparable basis compared to Q2 2005. Automotive & Identification, MMS and Home were the main contributors to the sales increase, while Mobile & Personal reported flat sales. Sequentially, sales increased by 5% in US dollar terms.
•	At the end of Q2, the book-to-bill ratio was 1.07, compared to 1.12 at the end of Q1. Total order book increased by 5%, mainly in Europe, compared to the end of Q1.
•	The utilization rate at the end of Q2 improved to 88%, compared to 77% in Q2 2005 and 82% in Q1 2006.
•	EBIT amounted to EUR 120 million, EUR 93 million above Q2 2005. The improvement was attributable to increased sales and cost effectiveness, the latter underpinned by the business renewal program.
•	The reduction in net operating capital was driven by ongoing progress of the division’s asset-light strategy.
•	Following the announcement in June of our intention to reduce our ownership share in Semiconductors in the second half of 2006, EUR 10 million of related project costs have been capitalized in Q2. These costs will be expensed upon completion of a transaction.
     Looking ahead
•	Mid-to-high-single-digit sequential sales growth in US dollar terms is expected in Q3 2006.

Other Activities
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Sales	505	398
Sales growth
% nominal	(17)	(21)
% comparable	3	(10)

EBIT Corporate Technologies	(44)	(50)
EBIT Corp. Investments and others	(16)	(7)

Total EBIT	(60)	(57)
as a % of sales	(11.9)	(14.3)

Net operating capital (NOC)	527	290

Number of employees (FTEs)	20,051	16,772

Sales
EBITS
     Business highlights
•	Philips and the Dutch University of Groningen succeeded for the first time in fabricating electronics at the molecular level — a breakthrough published in the magazine Nature.
•	Philips Business Communications — the company’s enterprise communications activities — were transferred to the joint venture NEC Philips Unified Solutions in which Philips retains a 40% stake.
•	In the United States, the Industrial Designers Society of America (IDEA) awarded Philips a gold IDEA award for the CityWing pedestrian LED luminaire.
     Financial performance Corporate Technologies
•	Excluding the divestment of PolyLED and several incidentals in Q2 2005, EBIT of Corporate Technologies declined by EUR 3 million. Higher R&D investments in the Technology Incubators and healthcare research were partly offset by temporarily lower investment at Research and improved performance at Applied Technologies.
     Financial performance Corp. Investments/others
•	Corporate Investments recorded a loss of EUR 5 million, an improvement compared with Q2 2005 as a result of the higher EBIT in a number of its operational businesses.
•	The Service Units recorded a EUR 8 million gain.
•	The reduction in net operating capital and number of employees is attributable to the ongoing divestment of non-core business activities.
     Looking ahead
•	Continuing its innovation program focused on future growth, Corporate Technologies will step-up Incubator-related R&D investments in Q3.

•	Research costs in Q3 are expected to be approximately EUR 10 million higher than in Q2 due to the phasing of certain project expenses.

•	Corporate Investments will continue to reduce its business portfolio. Several announcements regarding divestments can be expected in the second half of 2006. Divestment-related costs of EUR 10 million are anticipated in Q3.

•	Due to tariff reductions, the gain related to the Service Units in Q2 will not be repeated in the second half of the year.

Unallocated
Key data

in millions of euros unless otherwise stated	Q2	Q2
	2005	2006
Corporate and regional overheads	(87)	(116)

Global brand campaign	(69)	(22)

Pensions/postretirement benefit costs	(36)	(26)

Total EBIT	(192)	(164)

Number of employees (FTEs)	2,500	2,471

EBIT Corporate and regional overheads
EBIT Global brand campaign
EBIT Pensions/postretirement benefit costs
Business highlights

•	As official sponsor of the 2006 FIFA World Cup™, Philips provided Ambilight screens viewed by 18.5 million fans in 12 German cities, RFID chips in 3.2 million tickets and HeartStart defibrillators at all sports venues.

•	In India, Philips was one of five large companies to receive a Sustainability Award from the Confederation of Indian Industry (CII) for a “commitment to embedding sustainability policies and procedures in its business processes”. The CII represents over 6,100 organizations in India.

•	Philips showcased its commitment to its brand promise “sense and simplicity” at a Simplicity Event held in April in New York. The event was attended by 800 key stakeholders, including customers, suppliers, partners, top marketers, product designers, employees and the media.

•	Philips was official sponsor of TV and audio equipment to the Wimbledon 2006 tennis championships, providing over 1,400 sets as well as the Vidiwall screen at the famed No. 1 Court.

•	To identify and exploit value-adding supplier opportunities, Philips hosted the 4th ‘Partners for Growth” supplier forum in May for its top 30 suppliers. Philips channeled 22% of its 2005 spending through these suppliers, up from 17% in 2004.

Financial performance

•	Corporate and regional overheads were higher than in Q2 2005 due to implementation costs related to compliance with section 404 of the Sarbanes-Oxley Act and expenses for several seasonal events, including the World Cup.

•	The investment in the global brand campaign was EUR 47 million lower than in Q2 2005 due to an amended seasonality pattern.

•	Pension and post-retirement benefit costs were lower than in Q2 2005. Lower pension costs in The Netherlands (abolition of post-retirement benefit plan) were partly offset by increased costs in North and Latin America.

Looking ahead

•	Global brand campaign spend, although at a similar level to 2005 for the full year, will follow a different seasonal pattern in 2006. About 70% of the annual investment will be spent in Q4.

•	Corporate and regional overhead costs are expected to return to their normative level in Q3.

Highlights in the 1st six months
The 1st six months of 2006
•	Net income EUR 461 million

•	Comparable sales up 10%, driven by CE, Semiconductors and DAP

•	EBIT EUR 702 million

•	Unconsolidated companies reported a loss of EUR 141 million

•	Net debt : group equity ratio 9:91
Net income

in millions of euros unless otherwise stated	January-June
	2005	2006
Sales	13,419	14,975

EBIT	365	702
as a % of sales	2.7	4.7
Financial income and expenses	(105)	104
Income taxes	39	(189)
Results unconsolidated companies	844	(141)
Minority interests	(18)	(44)

Income from continuing operations	1,125	432
Discontinued operations	(25)	29

Net income	1,100	461

Per common share — basic	0.87	0.39

Management summary

•	Net income showed a profit of EUR 461 million, compared to EUR 1,100 million in the first six months of 2005; the latter included a EUR 753 million gain on the sale of shares of NAVTEQ.

•	Sales amounted to EUR 14,975 million, 12% higher than in the same period last year. The upward currency effect was more than offset by deconsolidation changes (mainly TPV and ongoing divestments in Corporate Investments), leading to comparable sales growth of 10% compared to the first half of last year.

•	Comparable sales grew at all main divisions, with double-digit growth at Consumer Electronics (16%), Semiconductors (13%) and DAP (11%). Medical Systems and Lighting both showed comparable sales growth of 8%. Sales in Corporate Investments declined by 13% as a result of the sale of various businesses (including Philips Business Communications, Anteryon, and Optical Pick-up Unit).

•	EBIT showed a profit of EUR 702 million, compared to EUR 365 million in the same period last year. EBIT increased in all divisions except Consumer Electronics. EBIT margin rose from 2.7% to 4.7%; the increase was visible in all operating divisions except Consumer Electronics.

•	Net income of EUR 461 million included a EUR 223 million cash dividend from TSMC. Last year’s net income included a EUR 753 million gain on the sale of shares in NAVTEQ and a EUR 109 million gain relating to a final agreement on prior-years tax settlements.

Other information
Other information
On June 21, Philips announced its intention to reduce its ownership share in the Semiconductors division to a minority stake in the course of the second half of 2006 through an IPO and/or sale of shares to financial investors, while continuing to evaluate industry consolidation opportunities.
Following the recent cancellation of the shares acquired in earlier share repurchase programs, the Company will continue with a next share repurchase program of up to EUR 1.5 billion, to be executed during the coming 18 months. The program will be used exclusively for capital reduction.

Outlook
Outlook
The second quarter further confirmed our solid progress in growing sales and increasing profitability. We expect this growth to continue in the second half of the year, although, given the particularly strong second half of 2005, at a slightly slower pace. Overall, we are well on track to meet our medium-term targets.
During the remainder of 2006, we will continue our business portfolio realignment through the expected acquisition of Intermagnetics and the further divestment of a number of non-core business activities. We will continue our value-creating management of capital, focusing our resources on further acquisitions, innovation, the brand, and on returning cash to shareholders.
The intention to reduce our ownership share in the Semiconductors division to a minority stake in 2006 will allow us to take a further step in implementing our strategy to build a more stable, predictable healthcare, lifestyle and technology company with a strong market focus around the brand promise of “sense and simplicity”.
Amsterdam, July 17, 2006
Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated restated for the sale of the MDS business

	2nd quarter		January to June
	2005	2006	2005	2006
Sales	6,927	7,601	13,419	14,975
Cost of sales	(4,655)	(5,094)	(9,037)	(10,114)

Gross margin	2,272	2,507	4,382	4,861

Selling expenses	(1,176)	(1,198)	(2,185)	(2,363)
General and administrative expenses	(330)	(351)	(632)	(653)
Research and development expenses	(632)	(623)	(1,256)	(1,254)
Write off of acquired in-process R&D	—	(3)	—	(3)
Other business income (expense)	24	35	56	114

Income from operations	158	367	365	702

Financial income and expenses	(57)	127	(105)	104

Income before taxes	101	494	260	806

Income tax expense	83	(98)	39	(189)

Income after taxes	184	396	299	617

Results relating to unconsolidated companies	822	(105)	844	(141)

Minority interests	(12)	(19)	(18)	(44)

Income from continuing operations	994	272	1,125	432

Discontinued operations	(11)	29	(25)	29

Net income	983	301	1,100	461

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,265,804	1,191,966
• diluted			1,267,986	1,197,857

Net income per common share in euros:
• basic	0.78	0.26	0.87	0.39
• diluted	0.78	0.25	0.87	0.38

Ratios

Gross margin as a % of sales	32.8	33.0	32.7	32.5
Selling expenses as a % of sales	(17.0)	(15.8)	(16.3)	(15.8)
G&A expenses as a % of sales	(4.8)	(4.6)	(4.7)	(4.4)
R&D expenses as a % of sales	(9.1)	(8.2)	(9.4)	(8.4)

EBIT or Income from operations	158	367	365	702
as a % of sales	2.3	4.8	2.7	4.7

EBITA	189	410	426	787
as a % of sales	2.7	5.4	3.2	5.3

Consolidated balance sheets

all amounts in millions of euros unless otherwise stated restated for the sale of the MDS business

	June 30,	December 31,	June 30,
	2005	2005	2006
Current assets:
Cash and cash equivalents	3,005	5,293	2,538
Receivables	4,783	5,155	4,859
Assets of discontinued operations	338	241	—
Inventories	3,929	3,480	3,910
Other current assets	959	937	1,292

Total current assets	13,014	15,106	12,599

Non-current assets:
Investments in unconsolidated companies	6,031	5,698	3,661
Other non-current financial assets	924	673	6,654
Non-current receivables	165	213	303
Other non-current assets	3,231	3,231	3,797
Property, plant and equipment	4,901	4,893	4,753
Intangible assets excluding goodwill	1,008	1,299	1,474
Goodwill	2,044	2,748	2,999

Total assets	31,318	33,861	36,240

Current liabilities:
Accounts and notes payable	3,230	3,856	3,449
Liabilities of discontinued operations	154	143	—
Accrued liabilities	3,227	3,632	3,354
Short-term provisions	783	869	989
Other current liabilities	562	708	675
Short-term debt	815	1,167	1,360

Total current liabilities	8,771	10,375	9,827

Non-current liabilities:
Long-term debt	3,651	3,320	3,187
Long-term provisions	2,128	2,056	1,975
Other non-current liabilities	756	1,112	937

Total liabilities	15,306	16,863	15,926

Minority interests	335	332	342
Stockholders’ equity	15,677	16,666	19,972

Total liabilities and equity	31,318	33,861	36,240

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,247,475	1,201,358	1,188,109

Ratios

Stockholders’ equity per common share in euros	12.57	13.87	16.81

Inventories as a % of sales	13.4	11.4	12.2

Net debt : group equity	8:92	(5):105	9:91

Net operating capital	8,447	8,043	10,532

Employees at end of period of which discontinued operations 2,278 end June 2005, and 1,780 end December 2005	159,709	159,226	158,344

Consolidated statements of cash flows *
all amounts in millions of euros
restated for the sale of the MDS business

	2nd quarter		January to June
	2005	2006	2005	2006
Cash flows from operating activities:
Net income	983	301	1,100	461
Adjustments to reconcile income to net cash provided by operating activities:
(Income) loss from discontinued operations	11	(29)	25	(29)
Depreciation and amortization	372	320	728	662
Impairment of equity investments	—	5	—	8
Net gain on sale of assets	(760)	(32)	(777)	(103)
Unconsolidated companies (net of dividends received)	(69)	100	(2)	89
Minority interests (net of dividends paid)	12	19	18	44
(Increase) decrease in working capital/other current assets	(270)	(41)	(1,058)	(714)
(Increase) decrease in non-current receivables/other assets	(134)	(95)	(223)	(728)
Increase (decrease) in provisions	(85)	(39)	(102)	(40)
Other items	(8)	(209)	11	(217)

Net cash provided by (used for) operating activities	52	300	(280)	(567)

Cash flows from investing activities:
Purchase of intangible assets	(29)	(31)	(43)	(57)
Capital expenditures on property, plant and equipment	(219)	(255)	(439)	(529)
Proceeds from disposals of property, plant and equipment	40	22	77	49
Cash from (to) derivatives	(22)	(71)	(35)	(69)
Proceeds from sale (purchase) of other non-current financial assets	(16)	(1)	(112)	(3)
Proceeds from sale (purchase) of businesses	936	(182)	958	(767)

Net cash provided by (used for) investing activities	690	(518)	406	(1,376)

Cash flows from financing activities:
Increase (decrease) in debt	(197)	(30)	(326)	225
Treasury stock transactions	(285)	(34)	(699)	(407)
Dividends paid	(504)	(523)	(504)	(523)

Net cash provided by (used for) financing activities	(986)	(587)	(1,529)	(705)

Net cash provided by (used for) continuing operations	(244)	(805)	(1,403)	(2,648)
Effect of change in consolidations and exchange rates on cash positions	56	(39)	101	(101)
Net cash provided by (used for ) discontinued operations 1)	(17)	(7)	(42)	(6)
Cash and cash equivalents at beginning of period	3,210	3,389	4,349	5,293

Cash and cash equivalents at end of period	3,005	2,538	3,005	2,538

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1) cash provided by (used for) operating activities	(15)	13	(33)	15
cash provided by (used for) investing
activities	(2)	(20)	(9)	(21)

Ratio

Cash flows before financing activities	742	(218)	126	(1,943)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to June 2006
				Accumulated other comprehensive income (loss)					Treasury shares at cost
					Unrealized
					gain (loss)		Changes
		Capital			on	Additional	in fair		To hedge	To cover	Total
		in excess		Currency	available-	minimum	value of		share-based	capital	stock
	Common	of par	Retained	Translation	for-sale	Pension	cash flow		compen-	reduction	holders’
	stock	value	earnings	differences	securities	liability	hedges	Total	sation plans	program	equity
Balance as of December 31, 2005	263	82	21,710	(1,886)	(10)	(545)	(29)	(2,470)	(1,333)	(1,586)	16,666
Net income			461								461
Net current period change				(117)	3,629	210	41	3,763			3,763
Reclassifications into income				1			4	5			5

Total comprehensive income, net of tax			461	(116)	3,629	210	45	3,768			4,229
Dividend paid			(523)								(523)
Purchase of treasury stock									(118)	(414)	(532)
Re-issuance of treasury stock		(74)	(69)						283		140
Share-based compensation plans		(8)									(8)

Balance as of June 30, 2006	263	0	21,579	(2,002)	3,619	(335)	16	1,298	(1,168)	(2,000)	19,972

  Sectors
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business
Sales and income from operations

	2nd quarter
	2005				2006
	Sales	Income from operations		Sales	Income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	1,498	157	10.5	1,630	199	12.2
DAP	461	44	9.5	572	66	11.5
Consumer Electronics	2,259	62	2.7	2,484	45	1.8
Lighting	1,116	120	10.8	1,296	158	12.2
Semiconductors	1,088	27	2.5	1,221	120	9.8
Other Activities	505	(60)	(11.9)	398	(57)	(14.3)
Unallocated		(192)			(164)

Total	6,927	158	2.3	7,601	367	4.8

	January to June
	2005			2006
	Sales	Income from operations		Sales	Income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	2,783	257	9.2	3,099	298	9.6
DAP	888	100	11.3	1,068	128	12.0
Consumer Electronics	4,412	108	2.4	4,907	103	2.1
Lighting	2,244	269	12.0	2,641	353	13.4
Semiconductors	2,100	41	2.0	2,440	209	8.6
Other Activities	992	(119)	(12.0)	820	(124)	(15.1)
Unallocated		(291)			(265)

Total	13,419	365	2.7	14,975	702	4.7

Sectors and main countries
all amounts in millions of euros
restated for the sale of the MDS business
Sales and total assets

	Sales		Total assets
	January to June		June 30,
	2005	2006	2005	2006
Medical Systems	2,783	3,099	5,217	5,450
DAP	888	1,068	911	1,577
Consumer Electronics	4,412	4,907	2,627	2,479
Lighting	2,244	2,641	2,678	3,772
Semiconductors	2,100	2,440	3,922	3,651
Other Activities	992	820	7,481	4,717
Unallocated			8,144	14,594

Total	13,419	14,975	30,980	36,240
Discontinued operations			338	—

Total			31,318	36,240

Sales and long-lived assets

	Sales		Long-lived assets *
	January to June		June 30,
	2005	2006	2005	2006
Netherlands	496	526	1,470	1,484
United States	3,279	3,568	3,157	4,805
Germany	1,004	1,103	550	541
France	805	829	193	164
United Kingdom	506	613	191	85
China	1,286	1,504	382	299
Other countries	6,043	6,832	2,010	1,848

Total	13,419	14,975	7,953	9,226

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business
Net periodic pension costs of defined-benefit plans

	2nd quarter 2006		January-June 2006
	Netherlands	Other	Netherlands	Other
Service cost	54	32	107	69

Interest cost on the projected benefit obligation	134	105	268	207

Expected return on plan assets	(203)	(98)	(406)	(196)

Amortization of unrecognized transition obligation	—	—	—	—

Net actuarial (gain) loss recognized	(10)	23	(20)	44

Amortization of prior service cost	(15)	6	(30)	13

Settlement loss	—	—	—	—

Other	—	—	—	—

Net periodic cost (income)	(40)	68	(81)	137
The net periodic pension costs in the second quarter of 2006 amounted to EUR 52 million, of which EUR 28 million related to defined-benefit plans (the Netherlands income of EUR 40 million, other countries cost of EUR 68 million) and EUR 24 million related to defined-contribution plans outside the Netherlands (the Netherlands cost of EUR 2 million, other countries cost of EUR 22 million).
Net periodic costs of postretirement benefits other than pensions

	2nd quarter 2006		January-June 2006
	Netherlands	Other	Netherlands	Other
Service cost	—	1	—	2

Interest cost on the accumulated postretirement benefit obligation	—	6	—	13

Amortization of unrecognized transition obligation	—	1	—	3

Net actuarial loss recognized	—	1	—	2

Curtailment gain	—	—	—	—

Net periodic cost (income)	—	9	—	20

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business

	2nd quarter		January to June
	2005	2006	2005	2006
Sales	6,927	7,601	13,419	14,975
Cost of sales	(4,670)	(5,114)	(9,063)	(10,160)

Gross margin	2,257	2,487	4,356	4,815

Selling expenses	(1,161)	(1,203)	(2,172)	(2,374)
General and administrative expenses	(358)	(390)	(694)	(729)
Research and development expenses	(560)	(576)	(1,127)	(1,130)
Other business income (expense)	19	26	41	92

Income from operations	197	344	404	674

Financial income and expenses	(58)	126	(107)	104

Income before taxes	139	470	297	778

Income tax expense	72	(90)	25	(180)

Income after taxes	211	380	322	598

Results relating to unconsolidated companies	797	(104)	819	(146)

Minority interests	(11)	(19)	(18)	(44)

Income from continuing operations	997	257	1,123	408

Discontinued operations	(17)	35	(19)	35

Net income	980	292	1,104	443

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic			1,265,804	1,191,966
• diluted			1,267,986	1,197,857

Net income per common share in euros:
• basic	0.77	0.24	0.87	0.37
• diluted	0.77	0.24	0.87	0.37

Ratios

Gross margin as a % of sales	32.6	32.7	32.5	32.2
Selling expenses as a % of sales	(16.8)	(15.8)	(16.2)	(15.9)
G&A expenses as a % of sales	(5.2)	(5.1)	(5.2)	(4.9)
R&D expenses as a % of sales	(8.1)	(7.6)	(8.4)	(7.5)

EBIT or Income from operations	197	344	404	674
as a % of sales	2.8	4.5	3.0	4.5

EBITA	305	524	528	905
as a % of sales	4.4	6.9	3.9	6.0

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business

	June 30,	December 31,	June 30,
	2005	2005	2006
Current assets:
Cash and cash equivalents	3,005	5,293	2,538
Receivables	4,783	5,155	4,859
Assets of discontinued operations	380	190	—
Inventories	3,929	3,480	3,910
Other current assets	582	455	621

Total current assets	12,679	14,573	11,928

Non-current assets:
Investments in unconsolidated companies	5,763	5,520	3,563
Other non-current financial assets	924	673	6,654
Non-current receivables	165	213	303
Other non-current assets	112	126	449
Deferred tax assets	2,228	2,047	1,889
Property, plant and equipment	4,930	4,912	4,762
Intangible assets excluding goodwill	2,453	3,175	3,486
Goodwill	1,645	2,304	2,573

Total assets	30,899	33,543	35,607

Current liabilities:
Accounts and notes payable	3,230	3,856	3,449
Liabilities of discontinued operations	154	143	—
Accrued liabilities	3,164	3,621	3,316
Short-term provisions	1,010	842	791
Other current liabilities	562	708	675
Short-term debt	816	1,168	1,372

Total current liabilities	8,936	10,338	9,603

Non-current liabilities:
Long-term debt	3,679	3,339	3,189
Long-term provisions	1,919	1,817	1,754
Deferred tax liabilities	207	309	267
Other non-current liabilities	840	1,068	874

Total liabilities	15,581	16,871	15,687

Minority interests	338	353	362
Stockholders’ equity	14,980	16,319	19,558

Total liabilities and equity	30,899	33,543	35,607

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,247,475	1,201,358	1,188,109

Ratios

Stockholders’ equity per common share in euros	12.01	13.58	16.46

Inventories as a % of sales	13.4	11.4	12.2

Net debt : group equity	9:91	(5):105	9:91

Employees at end of period of which discontinued operations 2,278 end June 2005 and 1,780 end December 2005	159,709	159,226	158,344

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business
Reconciliation of net income from US GAAP to IFRS

	2nd quarter		January to June
	2005	2006	2005	2006
Net income as per the consolidated statements of income on a US GAAP basis	983	301	1,100	461
Adjustments to IFRS:
Capitalized product development expenses	171	188	320	385
Amortization of product development assets	(98)	(131)	(183)	(240)
Pensions and other postretirement benefits	(28)	(67)	(84)	(131)
Amortization of intangible assets	—	(9)	—	(25)
Unconsolidated companies	(24)	2	(24)	(4)
Deferred income tax effects	(11)	8	(14)	9
Discontinued operations	(6)	6	6	6
Other differences in income	(7)	(6)	(17)	(18)

Net income in accordance with IFRS	980	292	1,104	443
Reconciliation of stockholders’ equity from US GAAP to IFRS

	June 30,	June 30,
	2005	2006
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	15,677	19,972
Adjustments to IFRS:
Product development expenses	1,558	1,787
Pensions and other postretirement benefits	(1,851)	(2,139)
Goodwill amortization (until January 1, 2004)	(399)	(382)
Goodwill capitalization (acquisition-related)	—	(44)
Acquisition-related intangibles	—	255
Assets from discontinued operations	42	—
Unconsolidated companies	(268)	(99)
Recognized results on sale-and-leaseback transactions	90	80
Deferred income tax effects	133	146
Other differences in equity	(2)	(18)

Stockholders’ equity in accordance with IFRS	14,980	19,558

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US
GAAP performance measure is made.
Sales growth composition (in %)

	January to June
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2006 versus 2005

Medical Systems	8.5	2.9	0.0	11.4
DAP	11.2	3.2	5.9	20.3
Consumer Electronics	16.5	3.8	(9.1)	11.2
Lighting	8.1	2.6	7.0	17.7
Semiconductors	12.6	3.4	0.2	16.2
Other Activities	(13.0)	1.5	(5.9)	(17.4)

Philips Group	10.3	3.1	(1.8)	11.6
EBITA and EBIT to income before taxes

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
January to June 2006
EBITA	787	350	135	104	368	218	(124)	(264)
Eliminate amortization of intangibles	(85)	(52)	(7)	(1)	(15)	(9)	—	(1)

EBIT or Income from operations	702	298	128	103	353	209	(124)	(265)
Eliminate financial income and expenses	104

Income before taxes	806

January to June 2005
EBITA	426	298	102	108	269	57	(118)	(290)
Eliminate amortization of intangibles	(61)	(41)	(2)	—	—	(16)	—	(2)

EBIT or Income from operations	365	257	100	108	269	41	(118)	(292)
Eliminate financial income and expenses	(105)

Income before taxes	260
Composition of net debt and group equity

	June 30,	June 30,
	2005	2006
Long-term debt	3,651	3,187
Short-term debt	815	1,360

Total debt	4,466	4,547
Cash and cash equivalents	(3,005)	(2,538)

Net debt (total debt less cash and cash equivalents)	1,461	2,009

Minority interests	335	342
Stockholders’ equity	15,677	19,972

Group equity	16,012	20,314

Net debt and group equity	17,473	22,323

Net debt divided by net debt and group equity (in %)	8	9
Group equity divided by net debt and group equity (in %)	92	91

Reconciliation of non-US GAAP performance
measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the sale of the MDS business
Net operating capital to total assets

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
June 30, 2006
Net operating capital (NOC)	10,532	3,387	1,071	5	2,652	2,226	290	901
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,415	1,724	423	2,071	925	837	1,017	1,418
- intercompany accounts	—	25	27	80	35	51	(195)	(23)
- provisions1)	2,500	244	56	286	138	198	543	1,035
Include assets not comprised in NOC:
- investments in unconsolidated companies	3,661	70	—	37	22	339	3,062	131
- other non-current financial assets	6,654							6,654
- deferred tax assets	1,940							1,940
- liquid assets	2,538							2,538

Total assets	36,240	5,450	1,577	2,479	3,772	3,651	4,717	14,594

1) provisions on balance sheet EUR 3,035 million excluding deferred tax liabilities of EUR 535 million

June 30, 2005
Net operating capital (NOC)	8,447	3,287	511	232	1,702	2,629	527	(441)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,775	1,594	339	2,021	748	773	957	1,343
- intercompany accounts	—	22	4	63	37	(19)	(136)	29
- provisions2)	2,700	254	57	291	127	227	610	1,134
Include assets not comprised in NOC:
- investments in unconsolidated companies	6,031	60	—	20	64	312	5,523	52
- other non-current financial assets	924							924
- deferred tax assets	2,098							2,098
- liquid assets	3,005							3,005

Total assets	30,980	5,217	911	2,627	2,678	3,922	7,481	8,144
Discontinued operations	338

Total	31,318

2)	provisions on balance sheet EUR 2,911 million excluding deferred tax liabilities of EUR 211 million
Composition of cash flows before financing activities

	2nd quarter		January to June
	2005	2006	2005	2006
Cash flows from operating activities	52	300	(280)	(567)
Cash flows from investing activities	690	(518)	406	(1,376)

Cash flows before financing activities	742	(218)	126	(1,943)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year restated for the sale of the MDS business

	2005				2006
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,492	6,927	7,458	9,518	7,374	7,601
% increase	2	(1)	6	6	14	10

EBIT	207	158	443	971	335	367
as a % of sales	3.2	2.3	5.9	10.2	4.5	4.8

Net income	117	983	1,436	332	160	301
per common share in euros	0.09	0.78	1.14	0.28	0.13	0.26

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,492	13,419	20,877	30,395	7,374	14,975
% increase	2	0	2	4	14	12

EBIT	207	365	808	1,779	335	702
as a % of sales	3.2	2.7	3.9	5.9	4.5	4.7

Net income	117	1,100	2,536	2,868	160	461
as a % of stockholders’ equity (ROE)	3.7	16.3	23.7	18.3	4.0	6.9
per common share in euros	0.09	0.87	2.01	2.29	0.13	0.39

	period ending 2005				period ending 2006
Inventories as a % of sales	12.0	13.4	13.3	11.4	12.3	12.2

Net debt : group equity ratio	8:92	8:92	0:100	(5):105	6:94	9:91

Total employees (in thousands)	161	160	161	159	161	158
of which discontinued operations	2	2	2	2	2	—
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips to acquire Intermagnetics, the world’s leading MRI components and accessories manufacturer
Thursday, June 15, 2006
Strategic acquisition to build world leading Magnetic Resonance Imaging (MRI) solutions with extended product portfolio, accelerated time-to-market and increased efficiency
Amsterdam, the Netherlands and Latham, New York – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has signed a definitive agreement with Intermagnetics General Corporation (“Intermagnetics”) (NASDAQ: IMGC) under which Philips will acquire Intermagnetics for USD 27.50 per share or a total equity value of approximately USD 1.3 billion (EUR 1 billion) to be paid in cash upon completion. The Board of Directors of Intermagnetics has unanimously approved the proposed transaction. Completion of the transaction is subject to regulatory approval, to the terms and conditions of the merger agreement and to the approval of Intermagnetics’ shareholders.
Intermagnetics develops, manufactures and markets high-field superconducting magnets used in Magnetic Resonance Imaging (MRI) systems and is viewed as the technological innovator in this market. Intermagnetics also provides specialized MRI compatible patient monitoring devices and Radio Frequency (RF) coils that are predominantly supplied to hospitals.
The acquisition of Intermagnetics will strengthen Philips’ position in the key market of Magnetic Resonance Imaging. It will allow Philips to significantly rationalize its supply chain, to enhance its competitive position and to participate in the fast growing market for RF coils.
Philips anticipates the transaction to be accretive to its operating margin towards the end of 2007. There will be a one-time charge of approximately EUR 85 million related to in-process R&D expenses, integration of supply chain and various purchase accounting items, taken in the latter half of 2006. For the last four quarters ended February 26, 2006, Intermagnetics’ revenues were USD 304 million.
“Through this acquisition, we will greatly strengthen the overall performance and innovation capability of our MRI business”, said Jouko Karvinen, member of the Philips Board of Management and CEO of Medical Systems. “In the short term, we expect to gain equipment market share and to grow the installed base by expanding our product offerings with an accelerated innovation rate and a lower cost supply chain. Intermagnetics’ leading positions in the high-growth and high-value markets of RF coils and MRI patient monitoring will enable us to build unique solutions for our customers,” he added. “In the longer term, we believe that MRI technology will become important in molecular imaging, therefore positioning us well for the future.”
Philips also recognizes the benefits offered by the breakthrough technology of SuperPower, Intermagnetics’ Energy Technology subsidiary, and will actively consider the most effective way to achieve its potential.

Glenn H. Epstein, Chairman and Chief Executive Officer of Intermagnetics General Corporation said: “Our Board of Directors unanimously feels that this is the logical next-stage for Intermagnetics. We will now be better positioned to align our core strengths in the design and manufacture of superconducting magnets, RF coils and MRI compatible patient monitors with Philips’ deep expertise in MRI system design and clinical applications. This is truly a unique opportunity where another clear winner is the MRI business in general.”
Intermagnetics employs approximately 1150 people. Its headquarters in Latham, New York will become the global headquarters of Philips’ enlarged Magnetic Resonance business. Upon completion of the acquisition, Glenn H. Epstein will joinPhilips to lead the MRI business and the integration process. He will report to Steve Rusckowski, CEO of Philips Medical Imaging Systems.
Magnetic Resonance Imaging is one of the key imaging technologies in radiology departments in hospitals. In 2005, total MRI market was approximately EUR 5 billion, and consisted of MRI systems, services and accessories (such as RF coils). Over the past 10 years, the number of MRI procedures grew on average by 10 percent per year. This has been driven by an increasing number of diagnostic applications. Magnetic resonance imaging is radiation free, and is the preferred technique for high-resolution imaging of the brain, spine, abdomen, breast, prostate, blood vessels, and of all joints in the body.
For more information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
Cathy Yudzevich, Investor Relations Manager
Intermagnetics General Corporation
Tel +1 518 782 1122
email cyudzevich@igc.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Intermagnetics General Corporation
Intermagnetics draws on the financial strength, operational excellence and technical leadership in the market of Magnetic Resonance Imaging (MRI), as well as its expanding businesses within Medical Devices that encompass Invivo Diagnostic Imaging (focusing on MRI components & imaging sub-systems) and Invivo Patient Care (focusing on monitoring & other patient care devices). Intermagnetics is also a prominent participant in superconducting applications for Energy Technology. The company has a 35-year history as a successful developer, manufacturer and marketer of superconducting materials, high-field magnets, medical systems & components and other specialized high-value added devices.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Intermagnetics intends to mail to its stockholders and file with the Securities and Exchange Commission (the “SEC”) a Proxy Statement in connection with the proposed transaction, and to file other relevant materials with the SEC. The Proxy Statement and other materials filed with the SEC will contain important information about Intermagnetics, Philips, the Merger and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available. Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Intermagnetics and Philips through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Intermagnetics by contacting Investor Relations, Intermagnetics General Corporation, P.O. Box 461, Latham, New York 12110-0461, or by telephoning (518) 782-1122, or on Intermagnetics’ web site at www.igc.com. Intermagnetics and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Intermagnetics in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement described above. Additional information regarding these directors and executive officers is also included in Intermagnetics’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about September 26, 2005. This document is available free of charge at the SEC’s web site at www.sec.com and from Intermagnetics by contacting Investor Relations, Intermagnetics General Corporation, P.O. Box 461, Latham, New York 12110-0461, or by telephoning (518) 782-1122, or on Intermagnetics’ web site at www.igc.com.

Philips aims for minority position in Semiconductors in 2006
Wednesday, June 21, 2006
Preparations for a separate stock exchange listing have started
Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced the intention of the company to reduce its ownership share in its Semiconductors division in the course of the second half of 2006 to a minority stake through an IPO of the company and/or sale of shares to financial investors, while continuing to evaluate industry consolidation opportunities.
In December 2005 Philips announced that its Semiconductors division would be legally separated in order to generate value to Philips’ shareholders and to provide better ability to the division to achieve its business renewal objectives and become a stronger company.
In a letter e-mailed to employees today Philips’ President and CEO Mr. Gerard Kleisterlee, wrote: “In the course of these last few months hundreds of Philips people have been working long hours on issues relating to the disentanglement of Semiconductors, while a small top team has worked on the pursuit of the different strategic alternatives. Both projects are well on track and in the process we have been able to define more clearly the next steps we will make and the outcome that will result in, both for Philips as well as Semiconductors. This has led us to the decision to speed up the transformation of our Semiconductors division into a standalone company that is separate from Philips and will have a majority third parties ownership.”
Mr. Kleisterlee further added: “The future deconsolidation of Semiconductors is a further step for Philips in moving away from a focus on high volume electronics and implementing a strategy to build a Healthcare, Lifestyle and Technology company with a strong market focus around the brand promise of Sense and Simplicity.”
The new semiconductors company will strongly continue its business renewal strategy as well as consider additional measures to strengthen its portfolio in Mobile & Personal, Home, Automotive & Identification and Multi Market Semiconductors. Naming for the company will be announced in due course and preparations for a separate stock exchange listing have started.
Philips will engage in consultation with workers councils about the steps that need to be set in order to complete the disentanglement by the end of the third quarter and create an independent semiconductor company with majority third party shareholding before the end of the year 2006.
This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities
For further information, please contact:
Jayson Otke

Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips acquires Power Sentry, a leading U.S. electronics peripherals & accessories supplier
Monday, July 03, 2006
Amsterdam, the Netherlands and Madison, Wisconsin – Royal Philips Electronics (NYSE:PHG, AEX: PHI) and Fiskars Brands Inc., a global manufacturer of consumer and commercial products, announced today that Philips acquired Power Sentry – a division of Fiskars Brands Inc. Based in Plymouth, Minnesota, Power Sentry is the number two player in the North American plug-in power surge protector market with sales in 2005 of approximately USD 50 million. The transaction is completed. No further financial details were disclosed.
In 2005, the global plug-in power surge protector market was valued at approximately USD 640 million, with the United States representing approximately 80% of the global market. It is estimated that over the next five years the global market will grow annually by approximately 9%, with higher growth rates expected in Europe, Asia and Latin America as awareness of the potential benefits of these products spreads.
Accessories and peripherals are some of the fastest growing and higher-margin product categories in consumer electronics today, with retailers increasingly looking to offer these products as part of a complete consumer electronics portfolio to their customers. “Power Sentry has a proven track record in growing its position in the North American plug-in power surge protector market,” said Rudy Provoost, CEO of Philips Consumer Electronics. “This acquisition fits Philips’ aim to become a top three global player in the audio-visual, PC and mobility accessory market, builds on our earlier acquisition of U.S. accessories supplier Gemini and allows us to leverage Philips’ global presence to extend Power Sentry’s activities beyond its North American base,” he added.
“We look forward to further growing the business as part of Philips’ global organization,” said Mark Schaffner, president of Power Sentry. “And with Philips’ backing – including its industry-leading technologies, distribution network, and global brand – we’ll be better positioned to step up that growth,” he added.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
William Nee
Vice President, Human Resources
Fiskars Brands, Inc.
Tel +1 608 294 4536
email bnee@fiskars.com
Leena Kahila-Bergh
Vice President, Corporate Communications
Fiskars Corporation

Tel +35 896 188 6226
email leena.kahila-bergh@fiskars.fi
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About Fiskars Brands, Inc. and Fiskars Corporation
Fiskars Brands, Inc., headquartered in Madison, Wisconsin, is a wholly owned subsidiary of Fiskars Corporation and operates consumer product businesses through four segments including School/Office/Craft, Garden/Outdoor Living, Outdoor Recreation and Housewares serving the global marketplace. Products are sold under brand names including FISKARS®, Gingher®, DuraSharp®, Heidi Grace Designs, Cloud9 Design, Wallace®, Planterra®, Gerber Legendary Blades®, Superknife®, Montana®, Raadvad, Sankey and Ebert. Fiskars Corporation, founded in 1649, is a Finnish corporation traded on the Helsinki Stock Exchange (HEX: FIS) and is one of the oldest companies in the world.

Philips announces divestment of High Tech Plastics Tooling
Tuesday, July 04, 2006
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Varova B.V. today announced the completion of the sale of Philips High Tech Plastics Tooling, part of Philips High Tech Plastics, to Varova BV. Further financial details of this transaction were not disclosed.
Philips High Tech Plastics Tooling develops, manufactures and integrates high-tech injection molding solutions and tools. Philips High Tech Plastics Tooling, part of Philips Corporate Investments and based in Eindhoven, employs approximately 115 people in The Netherlands.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips acquires Bodine, a leading player in emergency lighting sector
Friday, July 07, 2006
Acquisition of market leader in North America positions Philips to enter new market segments
Amsterdam, The Netherlands and Collierville, Tennessee– Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it acquired The Bodine Company, a leading Collierville, Tennessee-based manufacturer of emergency ballasts with revenues of over $30 million in 2005. The transaction is completed. No further financial details were disclosed.
“This acquisition positions Philips very favourably in the niche emergency ballast market and enables us to broaden our product portfolio and enter strategic new market segments involving building networks,” says Brian Dundon, President & CEO of Philips Lighting Electronics North America. “Together with Bodine we will pursue new opportunities in emergency lighting and improve the system compatibility of lamp, ballast, and emergency lighting technology.”
“Through proximity to Philips’ high-quality product offering, outstanding operations, extensive global resources and broad technical expertise, we will be able to strengthen and further grow our business,” says David Crippen, CEO of Bodine. “We look forward to continuing to develop the field of emergency lighting in the areas of automation and control, LED, and electronic HID technology as well as enhancing our overall value proposition within the lighting industry.”
Bodine will be fully integrated as a business unit within Philips Lighting, while their commercial activities will continue to be operated under the Bodine structure. Founded in 1962, Bodine is a leading manufacturer of emergency ballasts and specialty lighting solutions and currently employs approximately 200 associates in its Collierville, Tennessee headquarters. The emergency ballast arena offers extensive opportunities for growth and development, particularly as it relates to the market’s emerging provision of integrated and controllable emergency lighting solutions for use with building management systems.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About The Bodine Company
Bodine is dedicated to providing high quality, reliable, code-compliant, and innovative products for a broad range of emergency lighting applications. It has established a strong presence in the North American market for fluorescent, HID metal halide, LED, and generator-supplied emergency lighting. Bodine is a member of the Illuminating Engineering Society of North America (IESNA) and the National Electrical Manufacturers Association (NEMA) in addition to being an active and respected community partner.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.